Exhibit 99.1

 FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES RECORD SECOND QUARTER 2019 EARNINGS AND ACQUISITION

•	Net income of $18.5 million, 81% above first quarter 2019 and 91% above second quarter 2018

•	Net income of $28.8 million for first six months of 2019, 49% higher than the comparable 2018 period

•	Earnings per diluted common share of $1.91 and $2.97 for the three and six months ended June 30

•	Net income included $5.4 million from two nonrecurring items, both in second quarter 2019

•	Announced agreement to acquire Choice Bancorp, Inc. in June

Green Bay, Wisconsin, July 16, 2019 - Nicolet Bankshares, Inc. (NASDAQ: NCBS) (“Nicolet”) announced record second quarter 2019 net income of $18.5 million and earnings per diluted common share of $1.91, compared to $10.3 million and $1.05 for first quarter 2019, and $9.7 million and $0.98 for second quarter 2018, respectively. Annualized quarterly return on average assets was 2.46%, 1.37% and 1.28%, for second quarter 2019, first quarter 2019 and second quarter 2018, respectively.

Net income for the six months ended June 30, 2019 was $28.8 million, 49% higher than $19.3 million for the first half of 2018, and earnings per diluted common share was $2.97, 54% higher than $1.93 for the comparable period a year ago. Annualized return on average assets for the first six months of 2019 and 2018 was 1.91% and 1.31%, respectively.

During the second quarter, Nicolet sold approximately 80% of its equity interest in UFS, LLC, a data processing and e-banking entity for a $7.4 million after-tax gain (included in noninterest income under asset gains) and recorded $2.75 million ($2.0 million after-tax) in personnel expense for retirement-related compensation declared. Combined, net of taxes, these two nonrecurring items impacted net income favorably by $5.4 million and diluted earnings per common share by $0.55.

“Second quarter earnings were our best ever,” said Bob Atwell, Chairman and CEO of Nicolet. “After removing the two unique actions noted above, second quarter net income was still outstanding at $13.2 million (28% over first quarter and 35% over second quarter of last year) and diluted earnings per share was $1.36, while the six-month annualized return on average assets was 1.56%. These results reflect a continuing trajectory of high performance, aided most notably this quarter by solid margins in a volatile rate environment, vigorous secondary mortgage activity and controlled expenses.”

“It has been an active quarter on strategic efforts,” said Mike Daniels, President and CEO of Nicolet National Bank. “After many months, we completed a partial sale of our equity interest in UFS at a healthy premium in May. Consistent with our philosophy of aligning outcomes to customers, shareholders and employees, our board approved retirement-related compensation benefiting all employees.”

"We are also excited to get back into the acquisition business after two years,” said Daniels. “We have known Choice Bank since their inception thirteen years ago and respect their commitment to community banking. Oshkosh is the 6th largest MSA in the state and my hometown. Combining our banks gives us the lead local position in Oshkosh with nearly 23% pro forma market share based on FDIC deposit data,” Daniels said.

“We look forward to welcoming the customers, employees and shareholders of Choice Bank,” said Atwell.

At June 30, 2019, assets were $3.1 billion and loans were $2.2 billion, each up slightly from March 31, 2019, while deposits remained level at $2.5 billion. Compared to a year ago, assets increased $133 million (5%), and deposits were up $81 million (3%). Loans have shown steady growth, up $37 million (2%) since year end and up $75 million (4%) from June 30, 2018.

Asset quality remained exceptional, with nonperforming assets of only $8 million, representing 0.26% of total assets at June 30, 2019. The allowance for loan losses increased to 0.62% of total loans at June 30, 2019. The provision for loan losses was $0.3 million for second quarter 2019 (covering $0.1 million net charge-offs), compared to $0.2 million (with negligible net recoveries) for first quarter 2019, and $0.5 million (covering $0.4 million net charge-offs) for second quarter 2018.

Compared to first quarter 2019, net interest income increased $1.5 million (5%), including favorable rates, earning asset mix, and $0.3 million higher aggregate discount income. Net asset gains for second quarter 2019 included the $7.4 million gain on the partial sale of its equity investment. Excluding net asset gains, noninterest income grew $2.0 million (22%) over first quarter, including $0.9 million higher net mortgage income on strong volumes and a $0.4 million BOLI death benefit. Noninterest expense increased $3.0 million (13%) over first quarter, due principally to a $2.8 million increase in personnel expense. The linked quarter increase in personnel expense was driven by the $2.75 million retirement-related compensation actions in second quarter. Income tax expense decreased $0.5 million between the linked quarters given the favorable tax treatment of the equity investment sale, BOLI death benefit, and the tax benefit on stock-based compensation.

Net interest income increased $3.1 million (12%) between the comparable second quarter periods, driven mostly by net positive rate variances, including $0.6 million higher aggregate discount income. Net interest income and margin improvements benefited from a higher mix of average earning assets in loans, improving yields from new and repricing assets in the higher rate environment, and pricing discipline on deposits. Noninterest income excluding net asset gains increased $1.7 million (19%) mostly from stronger net mortgage income and the BOLI death benefit, while noninterest expense increased $3.3 million (15%) between the comparable second quarter periods, led by the $2.75 million retirement-related compensation.

Total capital was $411 million at June 30, 2019, an increase of $13 million or 3% since March 31, 2019, with strong second quarter earnings and net fair value investment changes partly offset by stock repurchases. During second quarter 2019, we utilized $9.1 million to repurchase and cancel approximately 151,100 shares of our common stock pursuant to our common stock repurchase program, bringing the year-to-date totals to nearly 254,000 shares repurchased for $14.7 million. At June 30, 2019, there remained $5.0 million authorized under the repurchase program, as modified, to be utilized from time-to-time to repurchase shares in the open market, through block transactions or in private transactions.

On June 26, 2019, Nicolet entered into a definitive merger agreement with Choice Bancorp, Inc. ("Choice") under which Choice will merge with and into Nicolet to create the largest community bank in the Oshkosh marketplace. The acquisition will involve stock-for-stock consideration at a fixed exchange ratio, subject to cap and collar provisions provided for in the merger agreement. At June 30, 2019, Choice had total assets of $444 million, loans of $349 million, deposits of $312 million, and equity of $39 million. The merger is expected to close in the fourth quarter of 2019 and remains subject to customary closing conditions, including approval by Choice shareholders and regulatory approvals.

About Nicolet Bankshares, Inc.
Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and Choice. In connection with the proposed merger, Nicolet and Choice will file a proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, CHOICE INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, CHOICE AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be delivered to shareholders of Choice. Investors may obtain copies of the proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the federal securities law. Statements in this release that are not strictly historical are forward-looking and based upon current expectations that may differ materially from actual results. These forward-looking statements, identified by words such as “will”, “expect”, “believe” and “prospects”, involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the statement made herein. These risks and uncertainties include, but are not limited to, general economic trends and changes in interest rates, increased competition, regulatory or legislative developments affecting the financial industry generally or Nicolet specifically, the interpretation of tax legislation, changes in consumer demand for financial services, the possibility of unforeseen events affecting the industry generally or Nicolet specifically, the uncertainties associated with newly developed or acquired operations and market disruptions. Nicolet undertakes no obligation to release revisions to these forward-looking statements publicly to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

In addition to factors previously disclosed in Nicolet’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and Choice and between Nicolet National Bank and Choice Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and Choice’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Nicolet’s and Choice’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and Choice may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Choice’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the impact of interest rates on margins and net interest income; and (20) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Nicolet, Choice or the proposed merger or other matters and attributable to Nicolet, Choice or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Nicolet and Choice do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited)
	At or for the Three Months Ended					At or for the Six Months Ended
(In thousands, except per share data)	6/30/2019	3/31/2019	12/31/2018	9/30/2018	6/30/2018	6/30/2019	6/30/2018
Results of operations:
Interest income	$34,570	$33,159	$32,327	$31,880	$30,545	$67,729	$61,330
Interest expense	5,626	5,684	5,298	4,938	4,742	11,310	8,653
Net interest income	28,944	27,475	27,029	26,942	25,803	56,419	52,677
Provision for loan losses	300	200	240	340	510	500	1,020
Net interest income after provision for loan losses	28,644	27,275	26,789	26,602	25,293	55,919	51,657
Noninterest income	18,560	9,186	9,797	10,649	10,239	27,746	19,063
Noninterest expense	25,727	22,759	21,621	23,044	22,451	48,486	45,093
Income before income tax expense	21,477	13,702	14,965	14,207	13,081	35,179	25,627
Income tax expense	2,833	3,352	4,015	3,268	3,255	6,185	6,163
Net income	18,644	10,350	10,950	10,939	9,826	28,994	19,464
Net income attributable to noncontrolling interest	95	83	87	80	89	178	150
Net income attributable to Nicolet Bankshares, Inc.	$18,549	$10,267	$10,863	$10,859	$9,737	$28,816	$19,314
Earnings per common share:
Basic	$1.98	$1.09	$1.14	$1.13	$1.01	$3.06	$1.99
Diluted	$1.91	$1.05	$1.11	$1.09	$0.98	$2.97	$1.93
Common Shares:
Basic weighted average	9,374	9,461	9,526	9,633	9,639	9,418	9,702
Diluted weighted average	9,692	9,758	9,814	9,949	9,970	9,711	10,032
Outstanding	9,327	9,431	9,495	9,577	9,643	9,327	9,643
Noninterest Income:
Trust services fee income	$1,569	$1,468	$1,583	$1,638	$1,671	$3,037	$3,277
Brokerage fee income	2,002	1,810	1,968	1,732	1,738	3,812	3,342
Mortgage income, net	2,059	1,203	1,834	1,902	1,528	3,262	2,608
Service charges on deposit accounts	1,194	1,170	1,208	1,247	1,200	2,364	2,390
Card interchange income	1,660	1,420	1,583	1,481	1,358	3,080	2,601
Other noninterest income	2,504	1,943	1,774	2,503	1,772	4,447	3,669
Noninterest income without net gains	10,988	9,014	9,950	10,503	9,267	20,002	17,887
Asset gains (losses), net	7,572	172	(153)	146	972	7,744	1,176
Total noninterest income	$18,560	$9,186	$9,797	$10,649	$10,239	$27,746	$19,063
Noninterest Expense:
Personnel expense	$15,358	$12,537	$11,327	$12,983	$12,674	$27,895	$25,166
Occupancy, equipment and office	3,757	3,750	3,673	3,660	3,454	7,507	7,241
Business development and marketing	1,579	1,281	1,185	1,334	1,463	2,860	2,805
Data processing	2,350	2,355	2,420	2,375	2,399	4,705	4,719
Intangibles amortization	969	1,053	1,053	1,054	1,100	2,022	2,282
Other noninterest expense	1,714	1,783	1,963	1,638	1,361	3,497	2,880
Total noninterest expense	$25,727	$22,759	$21,621	$23,044	$22,451	$48,486	$45,093

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited) - Continued
	At or for the Three Months Ended					At or for the Six Months Ended
(In thousands, except per share data)	6/30/2019	3/31/2019	12/31/2018	9/30/2018	6/30/2018	6/30/2019	6/30/2018
Period-End Balances:
Loans	$2,203,273	$2,189,688	$2,166,181	$2,143,457	$2,128,624	$2,203,273	$2,128,624
Allowance for loan losses	13,571	13,370	13,153	12,992	12,875	13,571	12,875
Securities available for sale, at fair value	403,989	407,693	400,144	410,911	401,975	403,989	401,975
Goodwill and other intangibles, net	122,285	123,254	124,307	125,360	126,124	122,285	126,124
Total assets	3,054,813	3,041,091	3,096,535	3,000,902	2,922,151	3,054,813	2,922,151
Deposits	2,536,639	2,538,486	2,614,138	2,522,156	2,455,536	2,536,639	2,455,536
Stockholders’ equity	411,415	398,767	386,609	377,171	370,584	411,415	370,584
Book value per common share	44.11	42.28	40.72	39.38	38.43	44.11	38.43
Tangible book value per common share (1)	31.00	29.21	27.62	26.29	25.35	31.00	25.35
Average Balances:
Loans	$2,189,070	$2,179,420	$2,142,870	$2,134,448	$2,117,828	$2,184,272	$2,116,096
Securities available for sale, at fair value	402,934	409,580	421,693	412,280	408,700	406,239	404,928
Interest-earning assets	2,702,357	2,734,936	2,693,752	2,664,316	2,742,976	2,718,557	2,663,962
Total assets	3,022,383	3,047,068	2,996,553	2,971,247	3,044,466	3,034,658	2,970,908
Deposits	2,514,226	2,556,927	2,518,378	2,497,439	2,583,112	2,535,459	2,510,013
Interest-bearing liabilities	1,892,775	1,946,210	1,867,327	1,931,119	2,084,361	1,919,345	2,005,341
Goodwill and other intangibles, net	122,841	123,892	124,930	125,798	126,646	123,363	127,220
Stockholders’ equity	404,345	391,027	379,846	375,507	364,988	397,723	365,492
Financial Ratios: (2)
Return on average assets	2.46%	1.37%	1.44%	1.45%	1.28%	1.91%	1.31%
Return on average common equity	18.40	10.65	11.35	11.47	10.70	14.61	10.66
Return on average tangible common equity (1)	26.43	15.59	16.91	17.25	16.39	21.18	16.35
Average equity to average assets	13.38	12.83	12.68	12.64	11.99	13.11	12.30
Stockholders’ equity to assets	13.47	13.11	12.49	12.57	12.68	13.47	12.68
Tangible common equity to tangible assets (1)	9.86	9.44	8.83	8.76	8.74	9.86	8.74
Loan yield	5.66	5.51	5.38	5.35	5.10	5.59	5.25
Earning asset yield	5.11	4.89	4.76	4.75	4.46	5.00	4.63
Cost of interest-bearing deposits	1.05	1.04	0.98	0.87	0.77	1.04	0.73
Cost of funds	1.19	1.18	1.12	1.01	0.91	1.19	0.87
Net interest margin	4.28	4.05	3.98	4.02	3.77	4.16	3.98
Net loan charge-offs to average loans	0.02	(0.00)	0.01	0.04	0.08	0.01	0.08
Nonperforming loans to total loans	0.35	0.40	0.25	0.48	0.51	0.35	0.51
Nonperforming assets to total assets	0.26	0.30	0.19	0.38	0.41	0.26	0.41
Allowance for loan losses to loans	0.62	0.61	0.61	0.61	0.60	0.62	0.60
Efficiency ratio	64.01	61.91	58.03	61.08	63.49	63.00	63.38
Effective tax rate	13.19	24.46	26.83	23.00	24.88	17.58	24.05
Selected Items:
Interest income resolved PCI loans (rounded)	$1,300	$200	$100	$300	$100	$1,500	$1,600
Tax-equivalent adjustment net interest income	263	272	278	285	289	535	587
Tax benefit on stock-based compensation	(739)	(144)	(23)	—	—	(883)	(159)
Common stock repurchased (dollars) (3)	$9,142	$5,600	$5,233	$4,428	$4,541	$14,742	$12,516
Common stock repurchased (full shares) (3)	151,098	102,655	100,245	81,280	81,929	253,753	226,546

1
The ratios of tangible book value per common share, return on average tangible common equity, and tangible common equity to tangible assets exclude goodwill and other intangibles, net. These financial ratios have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength.

2	Income statement-related ratios for partial-year periods are annualized.

3	Reflects common stock repurchased under board of director authorizations for the common stock repurchase program.